

September 24, 2010

via U.S. mail and facsimile

Terri Hourigan, President and Director
Empyrean Holdings, Inc.
500 N Rainbow, Suite 300
Las Vegas, NV 89107

> **RE:** **Empyrean Holdings, Inc.**
> **Item 4.02 Form 8-K**
> **Filed September 24, 2010**
> **File No. 30118**

Dear Mr. Hourigan:

We have reviewed your Item 4.02 Form 8-K and have the following comments.

1. Please amend your report to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing pursuant to this Item 4.02(b). Refer to Item 4.02(b) of Form 8-K for guidance.

   Furthermore, Item 4.02(c) of Form 8-K requires you provide the independent accountant with a copy of the disclosures you are making in response to Item 4.02(b), and request that your independent accountant furnish you as promptly as possible a letter stating whether your accountant agrees with the statements made by you in response to this Item 4.02(b) and, if not, stating the respects in which it does not agree; and amend your previously filed Form 8-K by filing your independent accountant's letter as an exhibit to the filed Form 8-K no later than two business day after you have received the letter.

2. In your amended Form 8-K please clarify whether it was BehlerMick or Malone & Bailey PC that notified you regarding the error in your financial statements.

3. In your amended filing, please provide a brief description of the facts to the extent known at the time of the filings, including the nature and magnitude of the audit adjustments and potential corrections.

As appropriate, please respond to these comments within 5 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief